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<FILENAME>bnvi_sc13ga.txt

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Bionovo, Inc.
                                (Name of Issuer)

                      Common Stock, par value $0.0001 per share
                          (Title of Class of Securities)

                                    090643206
                                 (CUSIP Number)

                                  December 31, 2012
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 090643206                  13G/A                 Page 2 of 7 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
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     (3)    SEC USE ONLY
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     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     Warrants to purchase up to 1,520,525 shares of Common
                     Stock

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                     Warrants to purchase up to 1,520,525 shares of Common
                     Stock

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     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase up to 1,520,525 shares of Common Stock

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     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
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     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.86%
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     (12)   TYPE OF REPORTING PERSON
            PN
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CUSIP No. 090643206                  13G/A                 Page 3 of 7 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     Warrants to purchase up to 1,520,525 shares of Common
                     Stock


OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                     Warrants to purchase up to 1,520,525 shares of Common
                     Stock

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to purchase up to 1,520,525 shares of Common Stock

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.86%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            IN
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CUSIP No. 090643206                  13G/A                 Page 4 of 7 Pages
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This Amendment No. 1 (this 'Amendment') amends the statement on Schedule13G filed on March 21, 2012 (the 'Original Schedule 13G' and the Original
Schedule 13G as amended, the 'Schedule 13G') with respect to the shares of common stock, par value $0.0001 per share, (the 'Common Stock') of Bionovo, Inc., a Delaware corporation (the 'Company'). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2, 4 and 5 in their entirety as set forth below.


Item 2(a).  Name of Person Filing

 This statement is filed by Hudson Bay Capital Management, L.P. (the 'Investment Manager') and Mr. Sander Gerber ('Mr. Gerber'), who are collectively referred to herein as 'Reporting Persons.'

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of the Investment Manager and Mr. Gerber is:

      777 Third Avenue, 30th Floor
      New York, NY 10017

Item 2(c).  Citizenship

      Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.0001 per share (the 'Common Stock')

Item 2(e)   CUSIP Number

      	090643206
CUSIP No. 090643206                  13G/A                 Page 5 of 7 Pages
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Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);


(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________

CUSIP No. 090643206                  13G/A                 Page 6 of 7 Pages
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Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	The information required by Items 4(a) - (c) is set forth in Rows
(5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

	The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 filed with the Securities and Exchange Commission on May 15, 2012, indicates that the total number of outstanding shares of Common Stock as of May 1, 2012 was 80,326,361. The percentages set forth on Row (ll) of the cover page for each Reporting Person is based on the Company's outstanding shares of Common Stock and assumes the exercise of the reported warrants.

	The Investment Manager, which serves as the investment manager to Hudson Bay Master Fund Ltd., in whose name the reported securities are held, may be deemed to be the beneficial owner of all shares of Common Stock held by Hudson Bay Master Fund Ltd. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.


Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 090643206                   13G/A                  Page 7 of 7 Pages
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SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 6, 2013

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: Authorized Signatory








/s/ Sander Gerber
SANDER GERBER











DOC ID - 19603558.1